UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF THE DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-35782

SUNCOKE ENERGY PARTNERS, L.P.

(Exact name of registrant as specified in its charter)

1011 Warrenville Road, Suite 600

Lisle, Illinois 60532

(630) 824-1000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common units representing limited partner interests

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: Two

Pursuant to the requirements of the Securities Exchange Act of 1934, SunCoke Energy Partners, L.P. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: July 9, 2019	SUNCOKE ENERGY PARTNERS, L.P.

By: SunCoke Energy Partners GP LLC,
its General Partner

	By:	/s/ Fay West
Fay West
Senior Vice President and
Chief Financial Officer